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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                             Sprint Corporation

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                                                                   2002        2001         2000        1999         1998
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                                                                                         (millions)
Earnings
  Income (loss) from continuing operations before income taxes  $  429      $(2,274)     $ (963)     $(1,263)     $  856
  Capitalized interest                                            (118)        (174)       (175)        (151)       (167)
  Equity in losses of less than 50% owned entities                 119          175         256           80          42
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Subtotal                                                           430       (2,273)       (882)      (1,334)         731
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Fixed charges
  Interest charges                                               1,560        1,374       1,165        1,013         889
  Interest factor of operating rents                               422          396         347          308         272
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Total fixed charges                                              1,982        1,770       1,512        1,321       1,161
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Earnings, as adjusted                                           $2,412      $  (503)     $  630      $   (13)     $1,892
                                                                -------------------------------------------------------------
Ratio of earnings to fixed charges                                1.22/(1)/      --/(2)/     --/(3)/      --/(4)/   1.63/(5)/
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/(1) /Earnings, as adjusted, include charges aggregating $559 million primarily relating to the write-down of investments, restructuring and asset impairments. Excluding these items, the ratio of earnings to fixed charges would have been 1.50 for 2002.

/(2) /Earnings, as adjusted, were inadequate to cover fixed charges by $2.3 billion in 2001. Earnings, as adjusted, include charges aggregating $1,886 million primarily relating to restructuring and asset impairments.
     Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $387 million.

/(3) /Earnings, as adjusted, were inadequate to cover fixed charges by $882 million in 2000. Earnings, as adjusted, include charges aggregating $493 million primarily relating to asset impairments, termination of the WorldCom merger and a write-down of investments. Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $389 million.

/(4) /Earnings, as adjusted, were inadequate to cover fixed charges by $1.3 billion in 1999. Earnings, as adjusted, include a net gain of $54 million from investment activities. Excluding this gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $1.4 billion.

/(5) /Earnings, as adjusted, include net gains of $104 million mainly relating to sales of local exchanges and a charge to write off $179 million of acquired in-process research and development costs related to the PCS
     Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.70 for 1998.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.